

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 30, 2009

Via U.S. mail and facsimile

Mr. John G. Rourke
Chief Financial Officer
The GEO Group, Inc.
One Park Place, Suite 700, 621 NW 53rd Street
Boca Raton, Florida 33487

      RE: Form 10-K for the fiscal year ended December 28, 2008
              Form 10-Q for the period ended March 29, 2009
              Form 8-K filed on May 5, 2009
              Schedule 14A filed on March 30, 2009
                  File No. 1-14260

Dear Mr. Rourke:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings related to legal matters, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

                                  Sincerely,

                                    Rufus Decker
                                    Accounting Branch Chief